UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MOODY NATIONAL REIT II, INC.

(Name of Subject Company)

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

COMRIT INVESTMENTS LTD.

(Offerors)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

None or unknown

(CUSIP Number of Class of Securities)

Ziv Sapir

Comrit Investments 1, Limited Partnership

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

+ 972-3-519-9936

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

(303) 473-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☒	third-party tender offer subject to Rule 14d-1.

	☐	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offers (the “Offers”) by Comrit Investments 1, Limited Partnership (the “Purchaser”) to purchase up to 247,934 shares of Class A common stock, par value $0.01 per share (the “Class A Shares”), and up to 27,548 shares of Class T common stock, par value $0.01 per share (“Class T Shares” and, together with the Class A Shares, the “Shares”), in Moody National REIT II, Inc. (the “Corporation”), the subject company, at a purchase price equal to $10.89 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated January 8, 2024 (the “Offer Date”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Any dividends paid after March 6, 2024, or such other date to which the Offers may be extended (the “Expiration Date”), by the terms of the Offers and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchaser. Comrit Investments Ltd. is being named as a bidder herein because it is deemed to control the Purchaser, but otherwise is not participating in the Offers.

Tenders of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date. The Purchaser is entitled to all proceeds that are paid after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The Corporation reported approximately 7,200 holders of record owning an aggregate of 13,640,429 shares of common stock outstanding as of March 12, 2023, including 13,000,645 Class A Shares, 480,692 Class T Shares and 159,092 shares of the Corporation’s Class I common stock (“Class I Shares”), according to the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and reported 13,000,645 Class A Shares, 480,692 Class T Shares and 159,092 Class I Shares, in each case outstanding as of November 13, 2023, according to the Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. The Purchaser and its affiliates currently beneficially own an aggregate of 739,710 Shares, or approximately 5.4% of the total outstanding shares of the Corporation’s common stock as of November 13, 2023. The 247,934 Class A Shares subject to the Offers constitute approximately 1.9% of the outstanding Class A Shares, and the 27,548 Class T shares subject to the Offers constitute approximately 5.7% of the outstanding Class T Shares, in each case as of November 13, 2023. Consummation of the Offers, if all Shares sought are tendered, would require payment by the Purchaser of approximately $2,700,002 for the Class A Shares tendered and approximately $299,998 for the Class T Shares tendered, for a combined total aggregate purchase price of up to $3,000,000, which the Purchaser intends to fund out of its available cash on hand.

The address of the Corporation’s principal executive offices is 6363 Woodway, Suite 110, Houston, Texas 77057, and its phone number is (713) 977-7500.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)	Offer to Purchase

(a)(2)	Assignment Form

(a)(3)	Letter to Shareholders

(a)(4)	Summary Advertisement

(b) - (h)	Not applicable.

107	Calculation of Filing Fee Table.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2024

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer

Comrit Investments Ltd.

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer